Exhibit 12

MAKO SURGICAL CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
STOCK DIVIDEND AND ACCRETION REQUIREMENTS

	Three Months Ended March 31, 2012

(in thousands)		Years Ended December 31,
Earnings (loss):		2011	2010	2009	2008	2007
Pretax loss from continuing operations	$(11,705)	$(36,038)	$(38,619)	$(33,967)	$(37,082)	$(20,658)
Fixed charges	74	298	95	63	119	372
Adjusted loss	(11,631)	(35,740)	(38,524)	(33,904)	(36,963)	(20,286)

Fixed charges:
Interest	—	—	—	1	2	7
Net amortization of debt discount and premium and issuance expense	—	—	—	—	45	305
Interest portion of rental expense	74	298	95	62	72	60
Total fixed charges	74	298	95	63	119	372

Deficiency of earnings available to fixed charges	(11,705)	(36,038)	(38,619)	(33,967)	(37,082)	(20,658)

Ratio of earnings to fixed charges (1)	N/A	N/A	N/A	N/A	N/A	N/A

Preferred stock dividend and accretion requirements	—	—	—	—	565	3,660
Total fixed charges and preferred stock dividend and accretion requirements	74	298	95	63	684	4,032
Deficiency of earnings available to combined fixed charges and preferred stock dividend and accretion requirements	$(11,705)	$(36,038)	$(38,619)	$(33,967)	$(37,647)	$(24,318)

Ratio of earnings to combined fixed charges and preferred stock dividend and accretion requirements (1)	N/A	N/A	N/A	N/A	N/A	N/A

(1)	In each of the periods presented, earnings were insufficient to cover the fixed charges or combined fixed charges and preferred stock dividend and accretion requirements.